Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-256261) and on Form S-3 (Nos. 333- 266486 and 333-268045) of Digital Brands Group, Inc. (the “Company”) of our report dated April 17, 2023, except for the effects of the stock split and discontinued operations as described in Note 1, for which the date is August 24, 2023, with respect to the consolidated balance sheet of the Company as of December 31, 2022, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the year then ended, included in this Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2023. Our report includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

Newport Beach, California
June 3, 2024